EXHIBIT 99.1

Precision Drilling Corporation Announces Proposed Private Offering of US$400,000,000 of Senior Notes and Conditional Early Redemption of 7.75% Senior Notes Due 2023 and 5.25% Senior Notes Due 2024

CALGARY, Alberta, June 01, 2021 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision” or the “Company”) announced today that it intends, subject to market and other conditions, to offer US$400,000,000 aggregate principal amount of senior notes due 2029 (the “Notes”) in a private offering that is exempt from the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Notes will be guaranteed on a senior unsecured basis by current and future U.S. and Canadian subsidiaries that also guarantee Precision’s revolving credit facility and certain other future indebtedness. Precision plans to use the net proceeds from the offering, together with unutilized capacity under its revolving credit facility, to: (i) redeem in full US$286 million aggregate principal amount of its 7.750% Senior Notes due 2023 (“2023 Notes”); and (ii) redeem in full US$263 million aggregate principal amount of its 5.250% Senior Notes due 2024 (“2024 Notes”). The redemption of the 2023 Notes and the 2024 Notes is conditional upon the completion of the Notes offering.

The redemptions will be completed under the optional redemption provisions of the indentures governing the 2023 Notes and 2024 Notes (together, “the Senior Notes”) at a redemption price equal to 101.938% of the principal amount of the 2023 Notes outstanding and 100.875% of the principal amount of the 2024 Notes outstanding, respectively, and will include accrued and unpaid interest on the Senior Notes up to, but excluding, the redemption date of June 16, 2021. Senior Notes redeemed by the Company will be cancelled and will not be reissued.

The Notes and the related guarantees will be offered only to persons reasonably believed to be qualified institutional buyers in reliance on the exemption from registration set forth in Rule 144A under the Securities Act, and outside the United States to non-U.S. persons in reliance on the exemption from registration set forth in Regulation S under the Securities Act. The Notes and the related guarantees have not been registered under the Securities Act, or the securities laws of any state or other jurisdiction, and may not be offered or sold in the United States without registration or an applicable exemption from the Securities Act and applicable state securities or blue sky laws and foreign securities laws.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, any securities, nor shall there be any sales of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This news release is neither an offer to purchase nor a solicitation of an offer to sell any of the 2023 Notes or the 2024 Notes and this news release shall not constitute a notice of redemption in respect thereof.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this news release relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information and statements”). Forward-looking information and statements in this news release include, but are not limited to, the proposed offering of Notes and the use of the net proceeds from the offering. Forward-looking information and statements are based on certain expectations and assumptions made by Precision, including the assumption that the offering will be completed as proposed. Although Precision believes that the expectations and assumptions on which such forward-looking information and statements are based are reasonable, undue reliance should not be placed on the forward-looking information and statements as Precision cannot give any assurance that they will prove to be correct. Actual results could differ materially from those currently anticipated due to a number of factors and risks, which include, but are not limited to, the risk that the offering of Notes or the redemption of Senior Notes will not be completed as proposed or at all and general economic, market and business conditions. Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other risks factors that could affect Precision’s operations, financial results and the completion of the offering are discussed in Precision’s annual information form and other disclosure documents on file with the Canadian securities commissions on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov).

The forward-looking information and statements contained in this news release are made as of the date hereof and Precision does not undertake any obligation to update publicly or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

About Precision
Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as “Alpha” that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Additionally, Precision offers well service rigs, camps and rental equipment and directional drilling services all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS.”

For further information, please contact:

Carey Ford, Senior Vice President & Chief Financial Officer
713.435.6100

800, 525 - 8th Avenue S.W. Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com